CONFIDENTIAL SUBMISSION VIA EDGAR
June 13, 2019
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprout Social, Inc.
Confidential Submission of Draft Registration Statement on Form S-1
CIK No. 0001517375
Ladies and Gentlemen:
On behalf of our client Sprout Social, Inc. (the “Company”), we are submitting via EDGAR a draft registration statement on Form S-1 (the “Registration Statement”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) for confidential non-public review. We are submitting the Registration Statement in accordance with the policies that apply to “emerging growth companies” set forth in Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A common stock.
The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2002. In accordance with the procedures of the SEC for emerging growth companies, the Registration Statement is being submitted to the Staff of the SEC in draft, unsigned form on a confidential basis. Further, in accordance with the Staff Policy dated August 17, 2017, we have omitted interim period financial statements for the three months ended March 31, 2019 because the Company does not plan to make a public filing until financial statements for the period ended June 30, 2019 are prepared, which would replace such interim period financial statements.
In addition, on March 15, 2019, we submitted a pre-filing correspondence letter to the SEC regarding the omission of certain audited financial data required under Rule 3-05 of Regulation S-X (“Rule 3-05”) from the Registration Statement. By letter dated March 28, 2019, we obtained relief from the Division of Corporation Finance of the SEC with respect to the Rule 3-05 requirement that an issuer include separate financial statements related to certain prior acquisitions in its registration statement.
A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.
If you have any questions in connection with this submission, please do not hesitate to contact us at (312) 876-7680 or by e-mail at Christopher.Lueking@lw.com or at (312) 876-7681 or by email at Cathy.Birkeland@lw.com.
Very truly yours,
/s/Christopher D. Lueking
Christopher D. Lueking
Latham & Watkins LLP
Cc: Cathy A. Birkeland
Latham & Watkins LLP